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                                                             Relates to Form S-4
                                                      Registration No. 333-49120
                                                      Filed under Rule 424(b)(3)

                  SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS OF

                     THORATEC LABORATORIES CORPORATION AND

                           THERMO CARDIOSYSTEMS INC.

                 THE DATE OF THIS SUPPLEMENT IS JANUARY 5, 2001

     The following information supplements the proxy statement/prospectus dated January 2, 2001 related to the special meetings of the shareholders of Thoratec Laboratories Corporation and Thermo Cardiosystems Inc. to be held on February 13, 2001. This supplement should be read in conjunction with the proxy statement/prospectus, which is referred to below as the statement.

     As explained on pages 44 and 45 of the statement, on December 12, 2000, J.P. Morgan and the directors of Cardiosystems and Thermo Electron Corporation received an inquiry from a third party that had previously been contacted by J.P. Morgan as potentially having a strategic interest in pursuing a transaction with Cardiosystems. In that inquiry the third party, Abiomed, Inc., sought permission from Cardiosystems to make an acquisition proposal in which each share of Cardiosystems common stock would be exchanged in a merger with a total value of $10.50 per share, consisting of $9.00 in Abiomed common stock and $1.50 in cash.

     On January 4, 2001, Abiomed sent another letter to J.P. Morgan and the directors of Cardiosystems and Thermo Electron in which Abiomed reiterated its interest in acquiring Cardiosystems. The letter states that Abiomed is making an acquisition proposal, rather than seeking permission to make an acquisition proposal, in a merger transaction with a total value of $11.50 per share, consisting of $10.00 in Abiomed common stock and $1.50 in cash.

     Under the merger agreement with Thoratec, Cardiosystems has agreed not to solicit any acquisition proposals and not to negotiate or enter discussions with any third party concerning any potential acquisition of Cardiosystems unless Cardiosystems first receives an unsolicited acquisition proposal that Cardiosystems' board of directors determines, after receiving advice from its financial advisor and after consulting with its outside legal counsel, meets certain additional criteria specified in that merger agreement and is superior to the Thoratec merger.

     This supplement to the statement, together with the statement, is first being mailed to Thoratec's and Cardiosystems' shareholders on or about January 9, 2001.